The Neptune Society, Inc.

To:	Securities and Exchange Commission

From:	The Neptune Society, Inc.

Date:	May 31, 2005

Re:	The Neptune Society, Inc. (SEC File No.000-31182
Responses to the Securities and Exchange Commission
Staff Comments dated May 5, 2005, regarding
Form 10-KSB for the Year Ended December 31, 2004
Filed March 31, 2005

        On March 31, 2005, The Neptune Society, Inc. (the “Company”) filed an annual report on Form 10-KSB for the year ended December 31, 2004 (the “Form 10-KSB”) with the Securities and Exchange Commission (the “SEC”). On May 5, 2005, the staff of the SEC (the “Staff”) issued the Company a letter setting forth comments to the Form 10-KSB. Set forth below are the Company’s responses to the comments of the Staff.

        In connection with our response to the Staff’s comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the SEC;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Form 10-KSB for the Year Ended December 31, 2004:

Management’s Discussion and Analysis or Plan of Operation, page 16

1.	We note you disclose that ‘Management and finance fee income improved. . . This increase was driven by improved sales volume and current period marketing

Securities and Exchange Commission
May 31, 2005

allowances received when our trustees acquired life insurance policies.’ Please explain to us how under GAAP current period marketing allowances affect your management and finance fees.

Company’s Response

The reference to “current period marketing allowances” is to clarify that a portion of the marketing allowances were identified as non-recurring and therefore reported as other income. The management and finance fees include only the portion of the marketing allowance earned on current period paid in full pre-need contracts and ongoing allowances earned upon the renewal of existing certificates. It is our intent to continue to invest paid in full pre-need contracts in life insurance, thereby generating ongoing and recurring trust management fee income.

Both the current portion and non-recurring portions of the marketing allowances meet the tests of revenue recognition under FASB Statement of Financial Accounting Concepts No. 5. The marketing allowances have been both realized and earned. They are not contingent on any future activity nor conditioned on any additional performance.

Consolidated Statements of Operations, page 23

2.	Please separately present your service and merchandise revenues and their corresponding costs and expenses on the face of the consolidated statements of operations.

Company’s Response

Due to the differing treatment of merchandise revenue based on state regulations, it is not practical to split revenue between service and merchandise. For example, in Florida and Illinois, all of the payments that we receive from customers are placed into trust. Upon performance of the service, the entire amount of the account balance, both principal and interest, is withdrawn. It is not practicable to break down that total sum between its merchandise and service components. So for those states where we do not deliver merchandise and therefore do not recognize revenue until the service is performed, service and merchandise is delivered as a combined cremation package and cannot be split in a meaningful way.

Note 2, Summary of Significant Accounting Policies

Revenue Recognition

Pre-arrangement Revenue Recognition, page 27

3.	Advise us and disclose the business reason(s) behind your change in business practice now that you implemented a full merchandise delivery policy for new pre-need contracts sold in all locations except in three states where the practice is not permitted.

Securities and Exchange Commission
May 31, 2005

Company’s Response

The Company adopted a full merchandise delivery policy in January of 2003 primarily to emphasize its unique value proposition. By pre-arranging with The Neptune Society, the customer can be assured that their final arrangements will be handled according to their wishes. These wishes are fully documented in the merchandise and service contracts. By physically taking possession of their urn, they can be assured that there will not be any attempt to convince their loved ones to buy expensive add-ons that are not needed and not desired by the purchaser/beneficiary. In fact, in over 90% of the fulfillments handled by the Neptune Society as a result of a pre-arrangement, no member of the family even needs to come in to our office.

By delivering the merchandise at the time of sale, the Company was also able to reduce handling and storage costs.

4.	Advise us and disclose the type of merchandise (personalized or non-personalized or both) you included in a full merchandise delivery. Clarify to us if a customer accepts and takes physical delivery and title of merchandise in a pre-need contractual arrangement in this case. Also, clarify if there remains any obligation for additional performance or delivery, especially in the case of personalized merchandise.

Company’s Response

The Neptune Society merchandise package varies from market to market but the core elements include a specially designed Neptune cremation urn, a Neptune Society Information Book, a Memorial Plaque and a Registration Packet Portfolio. The urn and memorial plaque are suitable for display or to be used in a private scattering ceremony. The Neptune Society Information book provides for documentation of the beneficiary’s final wishes and can be used to document a number of items that will be important in the disposition of an individual’s estate. The portfolio is used to hold copies of the contract, the information book and any other items that will be important in dealing with the estate of the deceased.

The merchandise is not personalized at the time of delivery but the Information Book, when completed by the purchaser, is a highly personalized tool.

The customer takes physical delivery and title to the merchandise at the time of sale. There is no obligation for additional performance or delivery.

5.	We note that you allocate your pre-arrangement revenue to merchandise, travel contracts, administrative fees when the pre-need contracts are sold and merchandise delivered in all locations beginning in 2003 except in three states. Are the deliverables separate units of accounting under the guidance within EITF 00-21? Are you allocating the revenues based on vendor specific objective evidence (‘VSOE’) of fair value? Advise us how you apply EITF 00-21 in allocating the pre-arrangement revenues among these multiple deliverables and the cremation services.

Securities and Exchange Commission
May 31, 2005

Company’s Response

We do not allocate revenues between the merchandise, travel contract and administrative fees, but rather these values are based on specific contract prices as evidenced by both our contracts and our general price lists. The deliverables are therefore separate units of accounting under the guidance within EITF 00-21. These prices list and contractual amounts set forth the most objective and reliable evidence of fair value of the deliverables.

6.	Further, advise us and disclose the revenue earning processes of each deliverable and explain how your policies comply with SAB Topic 13.A.3. Support your accounting for immediate revenue recognition for merchandise sold, travel contracts placed and administrative fees charged at the time the pre-need contracts arc sold. In your response, cite the relevant accounting literature you relied on in your explanations, as appropriate.

Company’s Response

SAB Topic 13.A.3 concerns “bill and hold” merchandise sales. Where merchandise revenue is recognized, the merchandise is physically delivered and therefore SAB Topic 13.A.3 does not apply.

Sales Commissions and Obtaining Costs, page 28

7.	We note your change in accounting for sales commissions and obtaining costs, commencing January l, 2003. Explain to us, and clarify in your disclosures, the nature and type of costs classified as sales commissions and obtaining costs. Also, advise us why you did not include the costs in the ‘costs and expenses’ line item to arrive at gross profit.

Company’s Response

Selling and obtaining costs are comprised primarily of sales commissions and marketing costs associated with the sale of pre-need contracts. For those markets where we make physical delivery of merchandise and recognize the revenue associated with that merchandise at the time of sale, selling and obtaining costs are recognized in the current period. For those markets where we do not deliver merchandise and for sales made in all markets before we began delivering merchandise, selling and obtaining costs are deferred and recognized as expense in the period when the contract is cancelled or the service is performed.

Management views commissions and marketing costs as selling expenses rather than a direct cost of providing the service. Therefore they are not included in gross profit.

8.	Further, explain why a full delivery of merchandise would affect the accounting for deferral and expensing of commissions and obtaining costs.

Securities and Exchange Commission
May 31, 2005

Company’s Response

Under GAAP costs and expenses must be matched with related revenues. Therefore in the states where we deliver merchandise and therefore recognize merchandise revenue, we must also recognize the commissions and obtaining costs. In states where the merchandise revenue is deferred, we also defer the related commissions and obtaining costs.

Gross vs Net Revenues

9.	Advise us and disclose if you are reporting cremation service revenues on a net or on a gross basis when you use the services of third party crematories, and explain to us why. Refer to EITF 99-19.

Company’s Response

EITF 99-19 addresses the reporting of net revenue when the company has simply retained a commission or fee on the third party service. We do not have such arrangements with third party crematories. Our customers contract with us based on our published general price lists and we are then obligated to perform the service regardless of whether we have a company-owned crematory or must contract for outside services. We meet criteria 1, 3 and 4 cited in EITF 99-19 to determine whether gross revenue should be reported, and criteria 2 does not apply.

1.	We are the principal in the transaction. We determine which crematory will perform the actual removal and cremation, and the customer is generally not aware of anyone other than Neptune Society related to the transaction.

2.	Third party crematories do not deliver a product, but rather provide a service so this criteria does not apply.

3.	We carry the risks and rewards of ownership, including the risk of loss for collection, delivery, or returns.

4.	We do not act as agent or broker, nor do we receive compensation for selecting a particular crematory or vendor with which to do business.

Goodwill (Names and Reputations), page 36

10.	We note that the fair value of the Company, as a single reporting unit under FASB 142, exceeded the carrying value of the net assets including goodwill. In view of the different state regulations among your business locations, explain to us the basis for your conclusion that you have only one reporting unit. Refer to EITF Topic No.D-101.

Securities and Exchange Commission
May 31, 2005

Company’s Response

Approximately 98% of the goodwill carried on our books comes from the initial purchase of the Neptune Group in 1999. Any amounts that could be allocated to a separate business unit since then would be immaterial.

Returns and Refunds

11.	You state on page 6 that a client has the right to cancel a Pre-need Plan within 30 days of the initial purchase and receive a full refund. After this initial period, a Pre-need contract may be cancelled by the purchaser with proper notice and any refunds would be made subject to individual state regulations. Tell us and disclose your accounting policy for returns and refunds in these circumstances.

Company’s Response

All of our pre-need plans provide the customer with the right to a full refund if requested within 30 days of the time of purchase and if the merchandise is returned in good condition. Any cancellation rights beyond that time are limited to a refund of some or all of the funds associated with the cremation services and merchandise to be delivered at the time of need. The actual amount of the refund in those cases is determined by the rules of each state and generally ranges from 85-100% of the funds held in trust.

These refunds are recorded when paid with the appropriate offsetting receivable from the trust. The difference between the trust receivable and the refund paid is recorded as administrative fee income and included in the services and merchandise revenue.

Our cancellation rates are historically quite low. For 2004, our cancellation rate beyond the 30 day period averaged about 2/10 of 1%.

Marketing Allowances

12.	Advise us the nature of your marketing allowances for the purchase of group insurance coverage for pre-arrangements and the revenue earning process. Also, advise us why you did not account for the allowances as reductions of marketing expenses in the income statements. Refer to EITF 02-16 and examples in Exhibit 02-16A.

Company’s Response

EITF 02-16 addresses accounting by a customer or reseller for consideration received from a vendor to offset the cost of selling their product. We do not believe EITF 02-16 applies to this circumstance. The marketing allowances received by Neptune associated with the transfer of trust investments to a group life insurance policy are not directly associated with the selling and obtaining costs associated with Neptune’s pre-need contracts, nor are we selling the life insurance policies on behalf of the insurance company. In fact, the marketing allowances represent a form of management fees associated with the trust funds.

Securities and Exchange Commission
May 31, 2005

Recent Accounting Pronouncements, page 34

13.	We note that the adoption of FIN 46R did not have a material impact on the Company’s financial position or results of operations. Advise us if your pre-need arrangement trust funds are variable interest entities (the ‘VIE’). Refer to the guidance within paragraph 5 of FIN 46R. If not, explain why not. If so, advise us your basis in determining that you are or you are not the primary beneficiaries of the trust funds. Refer to paragraphs 14-15 of FIN 46R.

Company’s Response

We believe our pre-need trusts do not meet any of the criteria for variable interest entities under FIN 46.

a.	The total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders.

This condition does not exist as the amount trusted simply remains on deposit until the service is performed.

b.	As a group the holders of the equity investments at risk lack any one of the following three characteristics of a controlling financial interest:

i.	Direct or indirect ability through voting rights or similar rights to make decisions about an entity's activities. This criterion is not applicable as the members are not holders of equity investments at risk. The members simply pay into a trust in exchange for the promise that their death care needs will be provided in the future. Even if the members were to be considered "holders of equity investments at risk" their ability to withdraw their trusted amounts at any time prior to death does give them some element of control.

ii.	The obligation to absorb expected losses of the entity. This criterion is not applicable as the trust is invested in cash and near cash financial instruments for which there would be no risk of loss.

iii.	The right to receive expected residual returns of the entity. This criterion is inapplicable, as the members are not considered holders of equity investments at risk. The equity investors as a group also are considered to lack characteristic (b)(1) in the case of disproportional voting interests of certain members. Not applicable.

c.	The equity investors as a group also are considered to lack characteristic (b)(1) in the case of disproportional voting interests of certain members. Not applicable.

In our initial SEC filing we included the assets and liabilities of the trusts in our balance sheet, but the SEC asked that we remove them. There would be no impact to our financial statements other then to “gross up” the balance sheet. The existence of the trust funds and their relationship to our financial position is disclosed in Footnote 2.

Discontinued Operations

14.	Refer to Iowa acquisition and disposition section on page 7. You state that you disposed of your Iowa assets for $180,000 cash. Advise us and disclose the gain/losses incurred as a result of the disposition. Also, explain why you did not report discontinued operations for this disposition in accordance with SFAS 144.

Company’s Response

The disposition of the Iowa location resulted in a $176,803 loss reported under other expense as loss on assets held for disposal. The net assets disposed of were $356,803 or less than 1% of total assets. Discontinued operations for this disposition were not reported separately as they were immaterial. Total revenue from the Iowa location was less than 1% of total revenue during the period in which we operated the location.